                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                         Armor All Products Corporation
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                  042256 10 7
                                  -----------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages
                                                                 SEC 1745 (2-92)
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                                  SCHEDULE 13G



CUSIP NO.   042256 10 7               PAGE     2        OF      5      PAGES
          ------------------------         ------------    -----------


(1) Name of Reporting Person: PCS Holding Corporation (formerly McKesson Corporation)

    S.S. or I.R.S. Identification No. of Above Person:        94-3040479

(2)  Check the Appropriate Box if a Member of a Group*    (a) [ ]
                                                          (b) [ ]

(3)  SEC USE ONLY

(4)  Citizenship or Place of Organization:                Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(5)  Sole Voting Power:                                             0

(6)  Shared Voting Power:                                           0

(7)  Sole Dispositive Power:                                        0

(8)  Shared Dispositive Power:                                      0

(9)  Aggregate Amount Beneficially Owned By Each Reporting Person:           0

(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*: [ ]

(11) Percent of Class Represented By Amount in Row (9):                      0

(12)    Type of Reporting Person:*                                           CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 5 Pages

                                                                 SEC 1745 (2-92)

                                  SCHEDULE 13G


ITEM 1(a)   Name of Issuer:  Armor All Products Corporation
ITEM 1(b)   Address of Issuer's Principal Executive Offices:

            6 Liberty Drive
            Aliso Viejo, CA 92656-3829

ITEM 2(a) Name of Person Filing: PCS Holding Corporation (formerly McKesson Corporation)

ITEM 2(b)   Address of Principal Business Office:

            c/o Eli Lilly and Company
            Lilly Corporate Center
            Indianapolis, Indiana 46285

ITEM 2(c)   Citizenship:  Delaware

ITEM 2(D)   Title of Class of Securities:  Common Stock

ITEM 2(e)   CUSIP Number:  042256-10-7


ITEM 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

ITEM 3(a) [ ] Broker or Dealer registered under Section 15 of the Act

ITEM 3(b) [ ] Bank as defined in section 3(a)(6) of the Act

ITEM 3(c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

ITEM 3(d) [ ] Investment Company registered under section 8 of the Investment
                Company Act

ITEM 3(e) [ ] Investment Adviser registered under section 203 of the Investment
              Advisers Act of 1940

ITEM 3(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; (S)240.13d-1(b)(1)(ii)(F)

ITEM 3(g) [ ] Parent Holding Company, in accordance with (S)240.13d-1(b)(ii)(G)

                               Page 3 of 5 Pages

                                                                 SEC 1745 (2-92)
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ITEM 3(h) [ ] Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)

ITEM 4    Ownership (as of December 31, 1994):

ITEM 4(a) Amount Beneficially Owned:  0

ITEM 4(b) Percent of Class:  0

ITEM 4(c) Number of shares as to which such person has:

          (i) sole power to vote or direct the vote:  0

          (ii) shared power to vote or direct the vote:  0

          (iii) sole power to dispose or direct the disposition of:  0

          (iv) shared power to dispose or to direct the disposition of:  0


ITEM 5    Ownership of Five Percent or Less of a Class: [X]


ITEM 6 Ownership of More than Five Percent on Behalf of Another Person: Not Applicable


ITEM 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable


ITEM 8    Identification and Classification of Members of the Group:  Not
          Applicable


ITEM 9    Notice of Dissolution of Group:  Not Applicable


ITEM 10   Certification:  Not Applicable


                               Page 4 of 5 Pages
                                                                 SEC 1745 (2-92)
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                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             PCS HOLDING CORPORATION



Dated:  February 14, 1995    By: /s/Mitchell E. Daniels, Jr.
                                ----------------------------
                                 Mitchell E. Daniels, Jr.
                                 Chairman and President


                               Page 5 of 5 Pages

                                                                 SEC 1745 (2-92)